Man Group USA Inc.
Two World Financial Center, 27th Floor
New York, NY 10281-2700
Tel +1 212 566 9000
Fax +1 212 566 9418
www.mangroupplc.com

September 10, 2002

Securities and Exchange Commission
450 Fifth Street
Washington, DC 20549

Re: File No. 82-4214 - Man Group plc

Gentlemen:

On behalf of Man Group plc and in accordance with Rule 12g3-2(b) under the Securities Exchange Act of 1934, enclosed please find copies of public announcements made by Man Group plc. These announcements were also sent to the London Stock Exchange for its information. Please contact the undersigned at (212) 589-6270, if you have any questions relating to the enclosed material.

Kindly stamp the enclosed copy of this letter to acknowledge receipt and return it to me in the enclosed envelope.

Sincerely yours,

Donna Balon
Vice President

v\mb\ltr\Sec12s.doc

dlw 9/19

27 August 2002

AHL Diversified Futures Ltd Net Asset Value

As at the close of business on 26 August 2002, the Net Asset Value of AHL Diversified Futures Ltd was US$18.58, down 0.05% from the previous week.

Contacts:

David Browne	Man Group plc	020 7285 3000
Lindsey Harrison	Gavin Anderson & Company	020 7554 1400

It should be noted that the majority of the products that include AHL are priced on a monthly basis and it is this pricing, therefore, that forms the basis of the majority of performance fees earned. However, the products that are priced on a weekly basis give a more up-to-date indication of the progress of AHL. It should also be noted that whilst the products that will be reported have been chosen to be indicative of the typical AHL product, the performance of the individual products do vary. The product that will be reported weekly will be AHL Diversified Futures Ltd. Its price is calculated based on the close of business each Monday and its price will be published after close of business London time on Tuesday of each week. The product that will be published on a monthly basis will be Athena Guaranteed Futures Limited, which is priced based on the close of business on the last business day of each month. Its price will be released by 7am on the third business day of each month.

The prices of this and other AHL products are also reported in the Financial Times and the International Herald Tribune, in addition to data services such as Reuters, Bloomberg, Micropal and Telekurs, as well as on the web site of Man Investment Products at www.manip.ch.

Man Group PLC
3 September 2002

3 September 2002

AHL Diversified Futures Ltd Net Asset Value

As at the close of business on 2 September 2002, the Net Asset Value of AHL Diversified Futures Ltd was US$18.74, up 0.86% from the previous week.

Contacts:

David Browne	Man Group plc	020 7285 3000
Lindsey Harrison	Gavin Anderson & Company	020 7554 1400

IMPORTANT
This material is not an invitation to make a deposit with AHL Diversified Futures Limited (the "Company") nor does it constitute an offer for sale of shares issued by the Company. Man Investment Products Limited is regulated in the UK by the FSA.

It should be noted that the majority of the products that include AHL are priced on a monthly basis and it is this pricing, therefore, that forms the basis of the majority of performance fees earned. However, the products that are priced on a weekly basis give a more up-to-date indication of the progress of AHL. It should also be noted that whilst the products that will be reported have been chosen to be indicative of the typical AHL product, the performance of the individual products do vary. The product that will be reported weekly will be AHL Diversified Futures Ltd. Its price is calculated based on the close of business each Monday and its price will be published after close of business London time on Tuesday of each week. The product that will be published on a monthly basis will be Athena Guaranteed Futures Limited, which is priced based on the close of business on the last business day of each month. Its price will be released by 7am on the third business day of each month.

The prices of this and other AHL products are also reported in the Financial Times and the International Herald Tribune, in addition to data services such as Reuters, Bloomberg, Micropal and Telekurs, as well as on the web site of Man Investment Products at www.manip.ch.

Man Group PLC
3 September 2002

3 September 2002

Athena Guaranteed Futures Ltd Net Asset Value

As at the close of business on 31 August 2002, the Net Asset Value of Athena Guaranteed Futures Ltd was US$59.91, up 0.94% from the previous month.

Contacts:

David Browne	Man Group plc	020 7285 3000
Lindsey Harrison	Gavin Anderson & Company	020 7554 1400

IMPORTANT
This material is not an invitation to make a deposit with Athena Guaranteed Futures Ltd (the "Company") nor does it constitute an offer for sale of shares issued by the Company. Man Investment Products Limited is regulated in the UK by the FSA.

It should be noted that the majority of the products that include AHL are priced on a monthly basis and it is this pricing, therefore, that forms the basis of the majority of performance fees earned. However, the products that are priced on a weekly basis give a more up-to-date indication of the progress of AHL. It should also be noted that whilst the products that will be reported have been chosen to be indicative of the typical AHL product, the performance of the individual products do vary. The product that will be reported weekly will be AHL Diversified Futures Ltd. Its price is calculated based on the close of business each Monday and its price will be published after close of business London time on Tuesday of each week. The product that will be published on a monthly basis will be Athena Guaranteed Futures Ltd, which is priced based on the close of business on the last business day of each month. Its price will be released by 7am on the third business day of each month.

The prices of this and other AHL products are also reported in the Financial Times and the International Herald Tribune, in addition to data services such as Reuters, Bloomberg, Micropal and Telekurs, as well as on the web site of Man Investment Products at www.manip.ch.

Man Group plc
10 September 2002

10 September 2002

AHL Diversified Futures Ltd Net Asset Value

As at the close of business on 9 September 2002, the Net Asset Value of AHL Diversified Futures Ltd was US$18.93, up 1.01% from the previous week.

Contacts:

David Browne	Man Group plc	020 7285 3000
Lindsey Harrison	Gavin Anderson & Company	020 7554 1400

IMPORTANT
This material is not an invitation to make a deposit with AHL Diversified Futures Limited (the "Company") nor does it constitute an offer for sale of shares issued by the Company. Man Investment Products Limited is regulated in the UK by the FSA.

It should be noted that the majority of the products that include AHL are priced on a monthly basis and it is this pricing, therefore, that forms the basis of the majority of performance fees earned. However, the products that are priced on a weekly basis give a more up-to-date indication of the progress of AHL. It should also be noted that whilst the products that will be reported have been chosen to be indicative of the typical AHL product, the performance of the individual products do vary. The product that will be reported weekly will be AHL Diversified Futures Ltd. Its price is calculated based on the close of business each Monday and its price will be published after close of business London time on Tuesday of each week. The product that will be published on a monthly basis will be Athena Guaranteed Futures Limited, which is priced based on the close of business on the last business day of each month. Its price will be released by 7am on the third business day of each month.

The prices of this and other AHL products are also reported in the Financial Times and the International Herald Tribune, in addition to data services such as Reuters, Bloomberg, Micropal and Telekurs, as well as on the web site of Man Investment Products at www.manip.ch.